Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3, No. 333-00000) and related Prospectus of Stereotaxis, Inc. for the registration of $75,000,000 of debt securities, common stock, preferred stock, warrants or units and to the incorporation by reference therein of our reports dated March 13, 2006, with respect to the financial statements and schedule of Stereotaxis, Inc., Stereotaxis, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Stereotaxis, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

August 29, 2006

St. Louis, Missouri

/s/ Ernst & Young, LLP